

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

<u>Via E-mail</u>
Chip Patterson
Mackenzie Capital Management, LP
1640 School Street
Moraga CA 94556

> **Re:** **Jones Lang LaSalle Income Property Trust, Inc.**
> **Schedule TO-T filed February 14, 2013 by Coastal Realty Business Trust and**
> **Mackenzie Capital Management, LP**
> **File No.5-81946**

Dear Mr. Patterson:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T – Exhibit (a)(1) Offer to Purchase</u>

<u>Miscellaneous</u>

1. You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). While you are not required to disseminate offer materials into jurisdictions in which doing so would be contrary to law, we are unclear as to your authority to reject tenders from particular target shareholders who become aware of and tender into the offer,

including those who request that such tenders are made "on their behalf." Alternatively, revise the disclosure consistent with our position.

<u>Letter to Investors dated February 14, 2013</u>

2. Provide additional details about the "new offering" which apparently will take place in October 2014. We did not see a reference to a future redemption by the Trust in October 2014 in the Offer to Purchase.

<u>Closing Information</u>

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

• They are responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions